

Mail Stop 4631

May 3, 2016

Via E-mail
Mr. Robert Zalupski
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

> **Re:** **TriMas Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K Filed February 25, 2016**
> **File No. 1-10716**

Dear Mr. Zalupski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 8-K Filed February 25, 2016

1.   We note your earnings release and earnings presentation appear to include non-GAAP historical amounts and non-GAAP projections that you refer to using GAAP terminology, with and without footnotes indicating they are actually non-GAAP financial measures. Please revise future filings to use titles for non-GAAP financial measures that accurately reflect the amounts presented and are not the same as, or confusingly similar to, GAAP measures.

2.   We note disclosure in your earnings presentation that "free cash flow approximated 87% of net income for 2015, excluding special items." We also note your CFO stated on your earnings call that "free cash flow approximated 87% of net income." It appears to us:

- the measure you refer to as "free cash flow" is adjusted for items in addition to what is commonly referred to as free cash flow; and

- the 87% calculation is actually based on "Income from Continuing Operations, Excluding Special Items."

Please revise future filings to use titles or descriptions for non-GAAP financial measures that accurately reflect the amounts presented or calculated, and are not the same as, or confusingly similar to, GAAP measures. Also, to the extent you continue to present a cash conversion percentage based on non-GAAP financial measures, it appears you should also present the most directly comparable GAAP measure.

3. Please revise future filings to disclose the reasons why management believes each non-GAAP financial measure you present provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction